SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at January 5, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 5, 2004
* Print the name and title of the signing officer under his signature.
_____________________________________

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

TASEKO CLOSES $18.6 MILLION FINANCING FOR ITS GIBRALTAR MINE

January 5, 2004 - Ronald W. Thiessen, President and CEO of Taseko Mines Limited ("Taseko"), (TSX Venture: TKO; OTCBB: TKOCF) announces that, further to its news release of December 31, 2003, Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership"), an arm's length private Vancouver-based mining investment partnership, has informed Taseko that it has now closed a $18.6 million financing to partially fund a planned re-start of the Gibraltar copper mine, located in south-central British Columbia and which is owned by a Taseko subsidiary, Gibraltar Mines Ltd. ("Gibraltar"). Of the financing proceeds, approximately 92%, or $17.1 million, has been contributed to a qualifying environmental trust, which will allow Gibraltar to access cash security currently held by the Government of British Columbia in support of the mine's environmental reclamation obligations.

Taseko President and CEO, Mr. Ronald W. Thiessen said, "We believe that this financing will facilitate a re-start of Gibraltar mine, and this project presents a tremendous opportunity to revitalize economic activity in British Columbia and signals a strong period of growth for Taseko shareholders."

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.